UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Happiness Biotech Group Limited

(Name of Company)

Ordinary Shares, $0.0005 Par Value

(Title of Class of Securities)

G4289N114

(CUSIP Number)

Xuezhu Wang

No. 11, Dongjiao East Road, Shuangxi,

Shunchang, Nanping City, Fujian Province,

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G4289N114

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Happy Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

12,045,100
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
12,045,100

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,045,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.18% (1)
14	TYPE OF REPORTING PERSON

FI

(1)	Percentage is calculated based on the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 25, 2019, which discloses that the total number of outstanding ordinary shares prior to the completion of the offering contemplated by such prospectus was 25,000,000.

CUSIP Number: G4289N114

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Xuezhu Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

12,045,100
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
12,045,100

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,045,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.18% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated based on the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on October 25, 2019, which discloses that the total number of outstanding ordinary shares prior to the completion of the offering contemplated by such prospectus was 25,000,000.

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”) of Happiness Biotech Group Limited, a Cayman Islands corporation (the “Issuer”), whose principal executive office is located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China.

Item 2.	Identity and Background.

(a)	The Statement is jointly filed by Happy Group Inc. and Xuezhu Wang (each, a “Reporting Person,” together, the “Reporting Persons”). Xuezhu Wang is the sole director and sole shareholder of Happy Group Inc.

(b)	The Reporting Persons’ principal business address is No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China.

(c)	The Reporting Persons are currently significant stockholders of the Issuer. The principal occupation of Xuezhu Wang is being the Chief Executive Officer and director of the Issuer. Xuezhu Wang is the sole director and sole shareholder of Happy Group Inc.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Happy Group Inc. is a company incorporated in Cayman Islands. Xuezhu Wang is a citizen of People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

On March 4, 2019, Happy Group Inc. acquired 12,045,100 Ordinary Shares of the Issuer in a private transaction pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. As a result, Xuezhu Wang indirectly owns and controls 12,045,100 Ordinary Shares of the Issuer through his 100% ownership of Happy Group Inc.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only. The Reporting Persons may make further acquisitions of the Issuer’s Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing and except in Xuezhu Wang’s capacity as the Chief Executive Officer and a director of the Issuer and the beneficial owner of 12,045,100 Ordinary Shares of the Issuer, as of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Persons.

(d)	None

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

Xuezhu Wang is subject to a lock-up agreement with the Issuer whereby Xuezhu Wang has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Ordinary Shares or similar securities for a period ending 180th day following the effective date of the registration statement. A copy of such agreement is attached as Exhibit 7.2 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1*	Joint Filing Agreement, dated February 14, 2020.

Exhibit 7.2*	Lock-up Agreement, dated October 24, 2019.

* filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

	By:	/s/ Xuezhu Wang
	Name:	Xuezhu Wang

Happy Group Inc.

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang Sole Director